Exhibit 99.2
REQUEST FOR TAX BASIS INFORMATION
, 2008
Dear Willbros Group, Inc. Stockholder:
     As a result of the proposed Merger, our current public parent (“Willbros Panama”) will be a wholly-owned subsidiary of a newly formed Delaware public parent (“Willbros Delaware”). Under the applicable tax law, Willbros Delaware will be eligible to compute its tax basis in the stock of Willbros Panama based on the Willbros Panama shareholders’ tax basis in their Willbros Panama shares at the time of the Merger. Because this information is not known to Willbros Panama or Willbros Delaware, we hereby request that you provide this information in order to allow us to properly document our tax basis in the Willbros Panama shares.
     We kindly ask that you complete the attached response sheet and return it to us in the enclosed postage-paid envelope by           , 2009. Revenue Procedure 81-70, issued by the Internal Revenue Service, states that we must send this request to Willbros Panama shareholders.
     In general, your tax basis in the shares of Willbros Panama surrendered in the Merger will be determined as follows:
•	If you acquired your Willbros Panama shares for cash, your basis will generally be equal to your purchase price for such shares (plus the costs of purchase such as commissions and recording or transfer fees).

•	If you acquired your Willbros Panama shares in exchange for services, your tax basis is usually determined by reference to the fair market value of the Willbros Panama shares on the date your shares vested and you were entitled to such shares.

•	If you acquired your Willbros Panama shares pursuant to a non-taxable exchange (e.g., a tax-free merger), your tax basis is usually determined by reference to your tax basis in the property you gave up in exchange for your Willbros Panama shares (increased by any gain recognized on the exchange and decreased by any money or other property received in the exchange).

•	If you acquired your Willbros Panama shares by inheritance or gift, your tax basis is usually determined by reference to the fair market value of the Willbros Panama shares (generally at the date of death or an alternative valuation date, depending on the circumstances) or the donor’s tax basis, respectively.
If you acquired your Willbros Panama shares other than as described above (e.g., stock splits, stock dividends, etc.), special rules may apply. For further information on tax basis, see Internal Revenue Service Publication 551 or consult your tax advisor.

     It is important that you respond to this request timely and accurately. Determining the tax basis of your shares is important not only for purposes of responding to this request, but also for your own tax reporting purposes. Please consult your tax advisor if you are unsure of how to calculate your tax basis. We would appreciate a response from you even if you are unable to obtain your tax basis.
     If you have any questions regarding this information request, please contact Jeff Borchers at (713) 403-8062 or at Jeff.Borchers@willbros.com. Thank you in advance for your assistance in this matter.

Sincerely yours,

Name:
Title:

Tax Basis in Willbros Group, Inc. (Panama) Stock
Exchanged for Willbros Group, Inc. (Delaware) Stock
Willbros Group, Inc. (Panama) Ticker: WG
Willbros Group, Inc. (Panama) CUSIP: 969199108
Please complete the table below regarding your ownership of Willbros Group, Inc. (Panama) shares of common stock.
Shareholder Name:

Number of Willbros Group,		Tax Basis in the Willbros
Inc. Shares	Date Acquired	Group, Inc. Shares

Please use the enclosed postage-paid envelope to mail this completed from to:
Jeff Borchers
Willbros USA, Inc.
4400 Post Oak Parkway, Ste. 1000
Houston, Texas 77027
or email Jeff Borchers at Jeff.Borchers@willbros.com.